UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 001-31343 (Associated Banc-Corp)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ASSOCIATED BANC-CORP
433 Main Street
Green Bay, Wisconsin 54301

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Schedule
December 31, 2020 and 2019
(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Table of Contents

CLA (CliftonLarsonAllen LLP)
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants
Associated Banc-Corp 401(k) & Employee Stock Ownership Plan
Green Bay, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

A member of Nexia International

Audit Committee and Plan Participants
Associated Banc-Corp 401(k) & Employee Stock Ownership Plan

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2020 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Plan's auditor since 2019.

Green Bay, Wisconsin
June 24, 2021

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Investments, at fair value:
Collective trust funds	$205,998,407	$192,915,729
Associated Banc-Corp Common Stock Fund	33,698,546	43,809,633
Mutual funds	485,674,502	447,624,825
Cash surrender value of life insurance	78,260	73,720
Total investments at fair value	725,449,715	684,423,907
Investments, at contract value:
Group Annuity Contract	6,868	6,794
Total investments	725,456,583	684,430,701
Receivables:
Accrued interest, dividends and capital gains distributions receivable	8,534	8,303
Due from broker for securities sold	1,213,622	369,339
Notes receivable from participants	6,846,348	7,436,548
Employer contribution receivable	14,696,690	16,099,328
Total receivables	22,765,194	23,913,518
Cash	622,965	665,973
Total assets	748,844,742	709,010,192
Liabilities:
Administrative expenses payable	170,020	180,388
Due to broker for securities purchased	461,132	534,101
Total liabilities	631,152	714,489
Net assets available for benefits	$748,213,590	$708,295,703
See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2020	2019
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$87,770,754	$120,858,827
Interest and dividends	7,090,699	8,758,373
Total investment income	94,861,453	129,617,200
Interest income on notes receivable from participants	453,069	464,425
Contributions:
Participant	27,250,001	27,949,747
Employer	14,696,690	16,099,454
Rollover and other receipts	3,019,683	8,687,064
Total contributions	44,966,374	52,736,265
Total additions	140,280,896	182,817,890
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	105,675,488	69,511,384
Insurance premiums	2,208	2,140
Administrative expenses	787,769	882,482
Total deductions	106,465,465	70,396,006
Net increase in net assets available for plan benefits before transfers	33,815,431	112,421,884
Transfer from First Staunton 401(k) Plan	6,102,456	—
Net increase in net assets available for plan benefits after transfers	39,917,887	112,421,884
Net assets available for benefits:
Beginning of year	708,295,703	595,873,819
End of year	$748,213,590	$708,295,703
See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(1)Description of the Plan
The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the “Plan”) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
Background
Associated Banc-Corp (the “Corporation”) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (the "Code") Section 401(k) as well as discretionary employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
In February 2020, the Corporation completed its acquisition of First Staunton Bancshares, Incorporated ("First Staunton"). In connection with the acquisition, the First Staunton 401(k) Plan merged into the Plan on April 30, 2020.
In July 2019, the Plan received a $1.7M group rollover contribution as a result of the acquisition of the Huntington National Bank's Wisconsin branch banking operations by the Corporation in June 2019.
Participants
Employees of the Corporation and its subsidiaries that have adopted the Plan are eligible to participate in the employer contribution provisions of the Plan if they were employed on the last day of the year (December 31) and they completed 1,000 hours of service during the calendar year (exceptions for death, disability, and retirement). Employees are eligible to participate in the employee 401(k) contribution portion of the Plan once they complete 1 hour of service annually.
In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% of their compensation and the limitations ($19,500 for 2020 and $19,000 for 2019) of Section 402(g) of the Code in increments of 1% to the Plan by means of regular payroll deductions. Participants may contribute pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of both. New plan participants are automatically enrolled to contribute 5% of their annual compensation on a pre-tax basis. Participants can change this percentage at any time. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($6,500 for 2020 and $6,000 for 2019) of, Section 414(v) of the Code. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.
The Plan provides for a discretionary Corporation matching contribution. For 2020 and 2019, the discretionary match was equal to 100% of the first 5% deferred for plan participants who met the allocation conditions.
Vesting
Participants are 100% vested in both employee and Corporation matching contributions to the Plan.
Investment of Plan Assets
At December 31, 2020, participants could direct their accounts to be invested in the Associated Banc-Corp Common Stock Fund, 7 collective trust funds and 26 mutual funds offered by the Plan as investment options. Plan assets are held in trust with Associated Trust Company, N.A. (the “Trustee”) a subsidiary of Associated Bank, N.A. (“the Bank”), which is a subsidiary of the Corporation. Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Upon enrollment, if a participant does not make an investment election, their account is automatically invested in the Vanguard Target Retirement Series based on the participant’s age. Participants can change the allocation of the Plan accounts on a daily basis.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Notes Receivable From Participants
A participant may request a loan for any reason. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. Participant loans will not be granted for less than $1,000.
A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate plus 2% offered by the Bank. Interest rates range from 4.00% to 8.25%. The loan will provide bi-weekly payments (if non-exempt) or semi-monthly payments (if exempt) under a level amortization schedule of not greater than 5 years unless the loan is used to acquire a principal residence in which case, the maximum term of the loan would be 15 years. The Plan may also hold grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the Plan document.
Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the customer contact center or Internet access.
Distributions
Distributions are made in the form of lump-sum payments, payments over a period in monthly, quarterly, semi-annual or annual installments and other payment forms allowed by the Plan document. If employment has terminated and the participant attains age 70½ after 2019, the participant cannot delay a required minimum distribution past April 1 of the year following the year in which he or she attains age 72. If employment has terminated and the participant attains age 70½ before 2020, the participant cannot delay a required minimum distribution past April 1 of the year following the year in which he or she attains age 70½. Participants may withdraw amounts for any reason upon reaching age 59½. Earnings are credited to a participant’s account through the date of distribution.
Distributions are made in cash or, if a participant has investments in Corporation common shares, the participant may elect to receive the distribution of that particular investment in the form of Corporation common shares plus cash for any fractional share.
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.
Termination of Plan
While the Corporation has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.
(2)Summary of Significant Accounting Policies
The following is a summary of significant accounting policies consistently followed by the Plan in the preparation of the financial statements:
Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in the economic environment, financial markets, and any other parameters used in determining these estimates and assumptions could cause actual results to differ.
Risks and Uncertainties
The Plan, at the direction of the participant, invests in various investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.
a)Interest Rate
Interest rate risk refers to the impact of interest rate changes on the Plan’s financial position. Interest rate changes directly impact the fair value of U.S. government obligations and have an indirect impact on the other investments held by the Plan.
b)Market
Market risk is the risk that the fair value of an investment will fluctuate as a result of changes in market price.
c)Credit
Credit risk is associated with the potential failure of a counterparty to fulfill its obligations based on the contractual terms of the agreements. The amount of credit risk will increase or decrease during the lives of the investments as interest rates or foreign exchange rates or credit spreads fluctuate.
Investments and Income Recognition
Investment securities are recorded at fair value. Fair value of mutual funds is based on quoted market prices. The investments in units of the collective trust funds and Common Stock Fund are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Note 5, Fair Value Measurements, for discussion of fair value measurements.
Fair values of cash surrender value of life insurance are provided by the underlying insurance providers at year-end and also upon individual policy surrender. As such, these holdings are valued at the year-end cash surrender values, which approximates fair value. Upon death of the participant, death benefits are paid directly to the beneficiary from the insurance provider and not by the Plan. Any cash surrender value upon termination of a life insurance policy is paid directly to the terminated participant or to the Plan for active participants.
Investments valued at contract value are group annuity contracts. At both December 31, 2020 and 2019, the Plan held a group annuity contract with Great-West Life & Annuity Insurance Company. During 2019, the Plan sold a group annuity contract with Principal Life Insurance Company. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Great-West Life & Annuity Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses.
Plan assets are held by the Trustee. Net appreciation of investments includes realized gains and losses on investments purchased and sold and changes in appreciation for the period. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of moving average basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Loan and distribution recordkeeping fees are paid by the respective participant. All other expenses of maintaining the Plan are paid by the Plan. In addition, certain investment related expenses are included in net appreciation of fair value of investments.
New Accounting Pronouncements
In August 2018, the FASB issued an amendment to add, modify, and remove disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the FASB Concepts Statement "Conceptual Framework for Financial Reporting", including the consideration of costs and benefits. The amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Plan adopted the accounting standard during the first quarter of 2020, as required. There was no material impact to the Plan financial statements or disclosures upon adoption.
(3)Transactions with Related Parties
The Associated Banc-Corp Common Stock Fund at December 31, 2020 and 2019 included 1,956,274 shares and 1,945,110 shares, respectively, of common stock of the Corporation with fair values of $33,354,472 and $42,870,225, respectively. Dividend income from Corporation stock totaled $1,411,306 and $1,418,452 in 2020 and 2019, respectively. Also included in the Associated Banc-Corp Common Stock Fund at December 31, 2020 and 2019 were units of Goldman Sachs Government Money Market Institutional Fund with fair values of $344,074 and $939,408, respectively. The Goldman Sachs Government Money Market Institutional Fund is an unrelated party.

Fees paid by the Plan for asset management, participant recordkeeping and other administrative services amounted to $787,769 and $882,482 and are included under administrative expenses on the statement of changes in net assets available for benefits for the years ended December 31, 2020 and 2019, respectively.
The Plan invests in various Associated Trust Company, N.A. collective trust funds. As of December 31, 2020 and 2019, $205,998,407 and $192,915,729, respectively, were invested in Associated Trust Company, N.A. collective trust funds.
(4)Income Taxes
The Plan Administrator received a favorable tax determination letter, dated June 16, 2020, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(5)Fair Value Measurements
Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.
Level 1 inputs – utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.
Level 2 inputs – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.
Level 3 inputs – unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.
Various inputs are used in determining the fair value of the Plan’s investments as of the reporting period end. The designated input levels are not necessarily an indication of the risk or liquidity associated with this investment.
The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2020 and 2019, respectively, and there have been no transfers between fair value levels.
Collective trust funds and Common Stock Fund: Valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2020 and 2019

The following table sets forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2020 and 2019, respectively:

Investments at December 31, 2020:	Fair Value	Level 1	Level 2	Level 3
Investments measured in fair value hierarchy
Mutual funds	$485,674,502	$485,674,502	$—	$—
Cash surrender value of life insurance	78,260	—	—	78,260
Total investments measured in fair value hierarchy	$485,752,762	$485,674,502	$—	$78,260
Total investments measured at NAV (1)	$239,696,953
Total investments at fair value	$725,449,715

Investments at December 31, 2019:	Fair Value	Level 1	Level 2	Level 3
Investments measured at fair value in hierarchy
Mutual funds	$447,624,825	$447,624,825	$—	$—
Cash surrender value of life insurance	73,720	—	—	73,720
Total investments measured in fair value hierarchy	$447,698,545	$447,624,825	$—	$73,720
Total investments measured at NAV (1)	$236,725,362
Total investments at fair value	$684,423,907
(1)     Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31:

	Fair Value		Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	2020	2019
Collective trust funds	$205,998,407	$192,915,729	N/A	daily	one day
Associated Banc-Corp Common Stock Fund (1)	$33,698,546	$43,809,633	N/A	daily	one day
(1)     This fund is designed to share in the performance of Associated Banc-Corp. The share price and return will vary according to factors affecting the Associated Banc-Corp common stock.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2020 and 2019, respectively:

	Cash surrender value of life insurance
	2020	2019
Beginning balance	$73,720	$68,800
Unrealized gains	5,594	4,920
Purchases, sales, issuances and settlements, net	(1,054)	—
Ending balance	$78,260	$73,720
The amount of total gains for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$5,594	$4,920

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(6)COVID-19 Impact
On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted to provide economic stimulus to impacted areas of the country. The CARES Act included relief provisions available to eligible retirement plans and their participants. The relief provisions are available for utilization immediately, but adoption is required no later than the last day of the plan year beginning on or after January 1, 2022. The Corporation has approved the immediate inclusion of the following relief provisions in the Plan and will amend the Plan by the required adoption date. Eligible participants may receive a coronavirus-related distribution with no early distribution penalty and defer any loan payments for up to one year. The CARES Act also increases the maximum amount available for plan loans to eligible participants to the lesser of $100,000 or 100% of the eligible participant's account. In addition, all required minimum distributions for 2020 have been waived.
(7)Subsequent Events
The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2020 through June 24, 2021, the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements except for the following.
A lawsuit, Evans et al v. Associated Banc-Corp et al, was filed in the United States District Court for the Eastern District of Wisconsin - Green Bay Division on January 13, 2021 by one current and one former participant in the Associated Banc-Corp 401(k) and Employee Stock Ownership Plan (the “Plan”) as representatives of a putative class. The plaintiffs alleged that Associated Banc-Corp, the Associated Banc-Corp Plan Administrative Committee, and current and past members of such committee during the relevant time period (the “Defendants”) breached their fiduciary duties with respect to the Plan in violation of Employee Retirement Income Security Act of 1974, as amended, by applying an imprudent and inappropriate preference for products associated with Associated Banc-Corp within the Plan, and that the Defendants failed to monitor or control the recordkeeping expenses paid to Associated Trust Company, N.A. On March 18, 2021, the Defendants filed a motion to dismiss. On April 8, 2021, the plaintiffs filed an amended complaint which dropped the record keeping claim, added Associated Trust Company N.A. and Kellogg Asset Management, LLC as defendants, and alleged various breaches of fiduciary duty related to the selection and monitoring of, and the fees charged by, proprietary collective investment trusts. The plaintiffs, in part, seek an accounting and disgorgement of certain profits, as well as certain equitable restitution and equitable monetary relief. The Corporation intends to vigorously defend against this lawsuit. It is not possible for management to assess the probability of a material adverse outcome or reasonably estimate the amount of any potential loss at this time with respect to this lawsuit.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020
(b) Identity of issue, borrower, lessor, or similar party	(e) Current Value
Collective Trust Funds:
* Associated Trust Company, N.A. Balanced Lifestage Fund	$45,280,315
* Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	6,032,229
* Associated Trust Company, N.A. Core Bond Fund	24,139,970
* Associated Trust Company, N.A. Growth Balanced Lifestage Fund	25,680,909
* Associated Trust Company, N.A. Growth Lifestage Fund	52,171,758
* Associated Trust Company, N.A. Money Market Fund	43,116,699
* Associated Trust Company, N.A. Short Term Bond Fund	9,576,526
Total collective trust funds	$205,998,407

* Associated Banc-Corp Common Stock Fund	$33,698,546

Mutual Funds:
American New World Fund	$14,051,005
Baird MidCap Fund	41,298,470
Dodge & Cox Stock Fund	51,548,940
Europacific Growth Fund	24,405,621
Growth Fund of America	70,149,248
Harbor Small Cap Growth - RET	31,180,913
Janus Henderson Small Cap Value Fund	17,961,850
Templeton Global Bond Fund	3,495,793
Templeton Institutional Foreign Equity Fund	7,011,848
Vanguard Extended Market Index	6,413,579
Vanguard Institutional Index Fund	72,552,473
Vanguard Target Retirement 2015	4,371,356
Vanguard Target Retirement 2020	15,911,861
Vanguard Target Retirement 2025	18,097,164
Vanguard Target Retirement 2030	16,193,714
Vanguard Target Retirement 2035	14,325,291
Vanguard Target Retirement 2040	14,801,917
Vanguard Target Retirement 2045	11,362,983
Vanguard Target Retirement 2050	10,104,240
Vanguard Target Retirement 2055	7,619,451
Vanguard Target Retirement 2060	4,526,148
Vanguard Target Retirement 2065	385,734
Vanguard Target Retirement Fund	3,231,045
Vanguard Total Bond Market Index	5,123,680
Vanguard Total International Stock Index Fund	4,149,726
Virtus Mid-Cap Value Equity Fund	15,400,450
Total mutual funds	$485,674,502

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year) (Continued)

December 31, 2020
(b) Identity of issue, borrower, lessor, or similar party	(e) Current Value
Group Annuity Contract:
Guaranteed Portfolio Fund	$6,868
Total group annuity contract	$6,868

Cash Surrender Value of Life Insurance:
Penn Mutual Life Insurance Co.	$9,678
The Guardian Insurance and Annuity Co.	53,363
General American Life Ins. Co.	15,219
Total cash surrender value of life insurance	$78,260
Total Investments per Statement of Net Assets	$725,456,583
* Notes receivable from participants (with interest rates ranging from 4.00% to 8.25%)	6,846,348
Total Investments per 5500	$732,302,931

* Denotes a party-in-interest
Numbers may not sum due to rounding.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK
OWNERSHIP PLAN

Date June 24, 2021	/s/ Angie M. DeWitt
Angie M. DeWitt, Executive Vice President and Chief Human Resources Officer

Date June 24, 2021	/s/ Tammy C. Stadler
Tammy C. Stadler, Executive Vice President, Principal Accounting Officer, and Corporate Controller